# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECISION BIOSCIENCES INC, CIK 0001357874
CUSIP: 74019P207
Title of class of securities: Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET, SUITE A-100, DURHAM, North Carolina (NC), 27701
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001591986-24-000004
Filed by CIK 0001591986

## Reporting persons
- Aquilo Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Aquilo Capital Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Marc Schneidman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PRECISION BIOSCIENCES INC
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET, SUITE A-100, DURHAM, NORTH CAROLINA, 27701.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the Common Stock (as defined in Item 2(d) below) of the Company:

(i) Aquilo Capital, L.P.

(ii) Aquilo Capital Management, LLC

(iii) Marc Schneidman
Address of principal business office or, if none, residence:
(i) Aquilo Capital, L.P.
One Letterman Drive, Suite D4900
Building D, The Presidio
San Francisco, CA 94129

(ii) Aquilo Capital Management, LLC
One Letterman Drive, Suite D4900
Building D, The Presidio
San Francisco, CA 94129

(iii) Marc Schneidman
c/o Aquilo Capital Management, LLC
One Letterman Drive, Suite D4900
Building D, The Presidio
San Francisco, CA 94129
Citizenship:
(i) Aquilo Capital, L.P. - DE

(ii) Aquilo Capital Management, LLC - CA

(iii) Marc Schneidman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Aquilo Capital L.P.
Amount beneficially owned: 0

Aquilo Capital Management, LLC
Amount beneficially owned: 0

Marc Schneidman
Amount beneficially owned: 0
Percent of class:
Aquilo Capital L.P.
Percent of Class: 0%

Aquilo Capital Management, LLC
Percent of Class: 0%

Marc Schneidman
Percent of Class: 0%
Sole power to vote or to direct the vote:
Aquilo Capital L.P.
Sole power to vote or to direct the vote: 0

Aquilo Capital Management, LLC
Sole power to vote or to direct the vote: 0

Marc Schneidman
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Aquilo Capital L.P.
Shared power to vote or to direct the vote: 0

Aquilo Capital Management, LLC
Shared power to vote or to direct the vote: 0

Marc Schneidman
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Aquilo Capital L.P.
Sole power to dispose or to direct the disposition of: 0

Aquilo Capital Management, LLC
Sole power to dispose or to direct the disposition of: 0

Marc Schneidman
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Aquilo Capital L.P.
Shared power to dispose or to direct the disposition of: 0

Aquilo Capital Management, LLC
Shared power to dispose or to direct the disposition of: 0

Marc Schneidman
Shared power to dispose or to direct the disposition of: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Aquilo Capital, L.P.: /s/ Marc Schneidman, Aquilo Capital Management, LLC, its General Partner (08/06/2025)
- Aquilo Capital Management, LLC: /s/ Marc Schneidman, Managing Member (08/06/2025)
- Marc Schneidman: /s/ Marc Schneidman, Marc Schneidman (08/06/2025)